February 12, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Amanda Ravitz

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated Form S-4 Filed October 16, 2009 File No. 333-162539

Dear Ms. Ravitz:

On behalf of News America Incorporated (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment, dated October 28, 2009, relating to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2009.

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

We have been advised by the Staff in a letter dated January 29, 2010 that it has completed its review of News Corporation’s Form 10-K for the fiscal year ended June 30, 2009. Accordingly, the Company notes that it will today request the acceleration of the effective date of the Registration Statement.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

[Letterhead of News America Incorporated]

February 12, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Amanda Ravitz

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated Form S-4 Filed October 16, 2009 File No. 333-162539

Dear Ms. Ravitz:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated October 28, 2009 with respect to the above-referenced Form S-4, News America Incorporated (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova Senior Vice President and Deputy General Counsel News America Incorporated

[Letterhead of News America Incorporated]

February 12, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated Registration Statement on Form S-4 SEC File No. 333-162539

Ladies and Gentlemen:

News America Incorporated (the “Company”) has filed with the U.S. Securities and Exchange Commission (“Commission”) on October 16, 2009 the above-referenced registration statement on Form S-4, as amended on February 12, 2010, (File No. 333-162539) (the “Registration Statement”) relating to the contemplated offer to exchange (the “Exchange Offer”) up to $400,000,000 aggregate principal amount of the Company’s 5.65% Senior Notes due 2020 and up to $600,000,000 aggregate principal amount of its 6.90% Senior Notes due 2039 (collectively, the “Exchange Notes”) for like amounts of the Company’s privately placed 5.65% Senior Notes due 2020 and 6.90% Senior Notes due 2039 (collectively, the “Original Notes”). The Company is registering the Exchange Offer in reliance on the position enunciated by the Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Company hereby represents that:

a)	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b)	In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the applicable Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

c)	The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d)	The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

e)	The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

ii.	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the Company hereby requests that acceleration of the effectiveness of the Registration Statement be granted at 4:30 p.m. Eastern Time on February 17, 2010 or as soon thereafter as practicable. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, News America Incorporated

By:	/s/ Janet Nova
Janet Nova Senior Vice President and Deputy General Counsel